Exhibit 1.1

ARTICLES OF ASSOCIATION

§ 1

The Company’s trading name is Swedish Match AB. The Company is a public limited company (publ).

§ 2

The registered office of the Company is in Stockholm.

§ 3

The object of the Company’s operations is to directly or indirectly conduct business relating to the development and manufacture of and trade in tobacco products, matches and lighters, and to carry out other activities that are related to the business.

§ 4

The Company’s share capital shall amount to not less than three hundred million Swedish kronor (SEK 300,000,000) and not more than one billion two hundred million Swedish kronor (SEK 1,200,000,000).

§ 5

The number of shares in the Company shall be not less than two hundred million (200,000,000) and not more than eight hundred million (800,000,000).

§ 6

Apart from those who may be otherwise appointed due to legal requirements, the Board of Directors shall comprise a minimum of five and a maximum of ten members.

§ 7

At the general shareholders’ meeting, one or two authorised public auditors together with a maximum of the same number of deputy auditors or one or two auditing firms shall be elected as auditors.

The Board of Directors has the right to appoint one or more special auditors or an auditing firm to review all such presentations or plans as are drawn up by the Board in accordance with the Swedish Companies Act in connection with any issuing of shares, share warrants or convertibles that includes provisions concerning non-cash consideration or provisions to the effect that subscription shall take place with right of offset or subject to other terms and conditions, or in connection with the transfer of the Company’s own shares in exchange for payment in forms other than cash, or with a reduction in the share capital or the statutory reserve, or with the merger or splitting of limited liability companies.

§ 8

General shareholders’ meetings shall be held in Stockholm, Göteborg or Malmö.

§ 9

Notification of general shareholders’ meetings shall take the form of an announcement in the Post- och Inrikes Tidningar and in Svenska Dagbladet.

§ 10

Shareholders wishing to take part in the proceedings at general shareholders’ meetings shall be registered as shareholders in such print-outs or other versions of the entire shareholders’ register as are stipulated in chapt. 7, § 2 , first paragraph of the Swedish Companies Act and as relate to the circumstances prevailing five weekdays prior to the general shareholders’ meeting. They must also notify the Company of their intention to attend no later than 16.00 on the day specified in the notification of the shareholders’ meeting. This day may not be a Sunday, another public holiday, a Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve and may not fall before the fifth weekday prior to the general shareholders’ meeting. Shareholders wishing to be accompanied by one or two assistants at a general shareholders’ meeting shall notify the Company of this fact within the period mentioned above.

§ 11

The Company’s financial year shall comprise the period from January 1 to December 31.

§ 12

The Company’s shares shall be registered in a record-day register pursuant to the Swedish Financial Instruments Act (1998:1479).

§ 13

The Board of Directors may collect powers of attorney at the Company’s expense pursuant to the procedure stipulated in chapt. 7, § 4, second paragraph of the Swedish Companies Act (2005:551).

These Articles of Association were adopted at the Annual General Meeting held on April 20, 2006.